NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 23, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 10, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Peridot Acquisition Corp. and Li-Cycle Corp. became effective on August 10, 2021. Following the business combination, each unit of Peridot Acquisition Corp. will automatically separate into the component securities upon consummation of the Business Combination and, as a result will no longer trade as a separate security. In addition, each ordinary share of Peridot Acquisition Corp. will be converted into the right to receive one Common Share of Li-Cycle Holdings Corp. and each Warrant of Peridot Acquisition Corp. will be converted into the right to receive one Warrant, each whole warrant exercisable for one Common Share at an exercise price of $11.50, of Li-Cycle Holdings Corp. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 11, 2021.